August 5, 2005


VIA FEDERAL EXPRESS

Owen Pinkerton, Esq.
Senior Counsel
Division of Corporate Finance
United States Securities and Exchange
   Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Uniprop Manufactured Housing Communities Income Fund
      Schedule 14A
      Filed July 25, 2005
      File No. 0-15940
      -----------------------------------------------------

Dear Mr. Pinkerton:

     This letter is in response to your letter dated August 4, 2005, which sets forth your comment on the preliminary proxy statement on Schedule 14A ("preliminary proxy statement") filed by Uniprop Manufactured Housing Communities Income Fund (the "Company") on July 25, 2005. We have set forth below your comment, followed by our response to your comment.

COMMENT:
-------

     We note from page 3 that your proposed refinancing will result in a non-taxable distribution of $149 per unit to all limited partners. We further note from page 10 that you cannot predict with "absolute certainty" the tax consequences connected with the proposed transaction. Please revise your disclosure on page 3 and elsewhere to make this uncertainty clear to your investors or tell us why these statements are not consistent.

RESPONSE:
--------

     We will delete the word "non-taxable" on page 3 so that the passage will read, in relevant part: "thereby allowing a distribution of approximately $149 per Unit." We will delete the word "non-taxable" in the third bullet point in the eighth paragraph under "The Proposal" so that it will read: "it is expected to allow for a distribution to the Limited Partners." We will also delete the word "non-taxable" in the first sentence under "Position of General Partner" so that that sentence will read, in relevant part: "because it allows a distribution of approximately $149 per Unit."

Owen Pinkerton, Esq.
Senior Counsel
Division of Corporate Finance
United States Securities and Exchange Commission
August 5, 2005
Page 2




     Attached is a letter from the Company containing the representations that the Staff has requested.

     Please feel free to contact me at (617) 351-3210 with any additional comments or questions.

                                    Sincerely yours,



                                    /s/ Nicholas S. Hodge

                                    Nicholas S. Hodge

NSH:SER/emw
Enclosure
c: Geoffrey Ossias, Esq. (w/enclosure)